MY RACEHORSE CA LLC

250 W. 1st Street, Suite 256

Claremont, CA 91711

June 4, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Katherine Bagley Erin Jaskot

Re:	My Racehorse CA LLC
Post-Qualification Amendment No. 11 on Form 1-A
Filed May 29, 2020
File No. 024-10896

Dear Ms. Bagley:

We respectfully request that the above referenced Post-Qualification Amendment No. 11 to the Offering Statement on Form 1-A for My Racehorse CA LLC, a Nevada series limited liability company, be declared qualified by the Securities and Exchange Commission at 1:30 PM Eastern Time on Friday, June 5, 2020, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Behrens
Chief Executive Officer of Experiential Squared, Inc.,
Manager of My Racehorse CA LLC

cc:

Christopher L. Tinen, Esq.